UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67762 / August 31, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14932

In the Matter of
 	
AngelCiti Entertainment, Inc.,
BodyTel Scientific, Inc.,
Clearant, Inc.,
Comdial Corp.
  (n/k/a CMDL Corporation),
DataMetrics Corporation, and
Green Energy Group, Inc.
  (a/k/a eCom eCom.Com, Inc.),
 	
  Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO GREEN ENERGY GROUP, INC. (A/K/A ECOM ECOM.COM, INC.)

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Green Energy Group, Inc. (a/k/a eCom eCom.Com, Inc.) ("ECEC" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on June 29, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Green Energy Group, Inc. (a/k/a eCom eCom.Com, Inc.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

     1.   ECEC (CIK No. 1000459) is a Florida corporation located in Jupiter, Florida with a class of securities registered with the Commission under Exchange Act Section 12. As of June 25, 2012, the common stock of ECEC (symbol ECEC) was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Inc., had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). The Respondent filed a Chapter 11 bankruptcy proceeding on November 29, 2004.

     2.   ECEC has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because, as of June 29, 2012, it had not filed any periodic reports since it filed a Form 10-Q for the period ended February 28, 2011. In addition, ECEC's Form 10-K for the period ended May 31, 2010 was materially deficient in that it failed to include a report on internal controls over financial reporting, as required by Commission rules.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                      Elizabeth M. Murphy
                      Secretary

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.